UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Inseego Corp.

(Name of Issuer)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

45782B104

(CUSIP Number)

TIMOTHY MAGUIRE

MAGUIRE ASSET MANAGEMENT, LLC

1810 Ocean Way

Laguna Beach, California 92651

(610) 517-6058

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,176,990
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,176,990
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,176,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

TIMOTHY MAGUIRE FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,353
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,353
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

THE TIMOTHY J. AND JULIA MAGUIRE 2017 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

THE TIMOTHY J. AND JULIA MAGUIRE 2020 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,176,990
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,176,990
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,176,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,683,343
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,683,343
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,683,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 45782B104

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)                This statement is filed by:

(i)	Maguire Financial, LP, a Delaware limited partnership (the “Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Timothy Maguire Foundation, a California nonprofit public benefit corporation (the “Foundation”), with respect to the Shares directly and beneficially owned by it;
(iii)	The Timothy J. and Julia Maguire 2017 Family Trust, a grantor retained annuity trust (the “Maguire 2017 Family Trust”), with respect to the Shares directly and beneficially owned by it;
(iv)	The Timothy J. and Julia Maguire 2020 Family Trust, a grantor retained annuity trust (the “Maguire 2020 Family Trust”), with respect to the Shares directly and beneficially owned by it;
(v)	Maguire Asset Management, LLC, a Delaware limited liability company (“Maguire Asset Management”), as the general partner of the Fund; and
(vi)	Timothy Maguire, as the managing member of Maguire Asset Management, president of the Foundation and trustee of the Maguire 2017 Family Trust and the Maguire 2020 Family Trust.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)               The address of the principal office of each of the Fund, the Foundation, the Maguire 2017 Family Trust, the Maguire 2020 Family Trust, Maguire Asset Management and Mr. Maguire is 1810 Ocean Way, Laguna Beach, California 92651.

(c)                The principal business of the Fund is serving as a private investment vehicle. The principal business of the Foundation is serving as a general public benefit organization. The Maguire 2017 Family Trust is a grantor retained annuity trust. The Maguire 2020 Family Trust is a grantor retained annuity trust. The principal business of Maguire Asset Management is providing investment management services and serving as the general partner of the Fund. Mr. Maguire’s principal occupation is serving as the managing member of Maguire Asset Management, president of the Foundation and trustee of the Maguire 2017 Family Trust and the Maguire 2020 Family Trust.

8

CUSIP No. 45782B104

(d)               No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Mr. Maguire is a citizen of the United States of America.

In addition, Item 2 is hereby amended to add the following:

The Maguire 2017 Family Trust no longer owns any Shares and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 7. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of Shares of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 5,176,990 Shares beneficially owned by the Fund is approximately $11,058,858, including brokerage commissions.

The Shares purchased by the Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 6,353 Shares beneficially owned by the Foundation is approximately $12,263, including brokerage commissions.

On July 16, 2020, Mr. Maguire received a distribution of 500,000 Shares from the Fund and subsequently contributed those Shares to the Maguire 2020 Family Trust. These Shares were purchased with working capital of the Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 500,000 Shares beneficially owned by the Maguire 2020 Family Trust is approximately $1,698,000, including brokerage commissions.

9

CUSIP No. 45782B104

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 96,605,798 Shares outstanding, as of May 29, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on June 10, 2020.

As of the close of business on July 20, 2020, the Fund beneficially owned 5,176,990 Shares, constituting approximately 5.4% of the outstanding Shares. Maguire Asset Management, as the general partner of the Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the Shares beneficially owned by the Fund.

As of the close of business on July 20, 2020, the Foundation beneficially owned 6,353 Shares, constituting less than 1% of the outstanding Shares. Mr. Maguire, as the president of the Foundation, may be deemed to beneficially own the Shares beneficially owned by the Foundation.

As of the close of business on July 20, 2020, the Maguire 2020 Family Trust beneficially owned 500,000 Shares, constituting less than 1% of the outstanding Shares. Mr. Maguire, as the trustee of the Maguire 2020 Family Trust, may be deemed to beneficially own the Shares beneficially owned by the Maguire 2020 Family Trust.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)               Maguire Asset Management, the Fund, and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Fund.

The Foundation and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Foundation.

The Maguire 2020 Family Trust and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Maguire 2020 Family Trust.

(c)                The transactions in the Shares by the Fund and the Maguire 2020 Family Trust during the past sixty days are set forth in Schedule A and incorporated herein by reference. Such transactions were in the open market unless otherwise indicated.

10

CUSIP No. 45782B104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 20, 2020, the Fund, the Foundation, the Maguire 2020 Family Trust, Maguire Asset Management and Timothy Maguire entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1	Joint Filing Agreement by and among Maguire Financial LP, Timothy Maguire Foundation, Maguire Asset Management, LLC, The Timothy J. and Julia Maguire 2020 Family Trust and Timothy Maguire, dated July 20, 2020.

11

CUSIP No. 45782B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2020

/s/ Timothy Maguire
TIMOTHY MAGUIRE

MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

MAGUIRE FINANCIAL, LP

By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

TIMOTHY MAGUIRE FOUNDATION

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	President

THE TIMOTHY J. AND JULIA MAGUIRE 2017 FAMILY TRUST

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Trustee

THE TIMOTHY J. AND JULIA MAGUIRE 2020 FAMILY TRUST

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Trustee

12

CUSIP No. 45782B104

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

MAGUIRE FINANCIAL, LP

Distribution of Common Stock*	(500,000)	-	07/16/2020

The Timothy J. and Julia Maguire 2020 Family Trust

Contribution of Common Stock*	500,000	-	07/16/2020

_________________

* On July 16, 2020, Mr. Maguire received a distribution of 500,000 Shares from the Fund and subsequently contributed those Shares to the Maguire 2020 Family Trust